Exhibit 99.3

VALCENT PRODUCTS INC.

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT AND
WILL BE USED AT THE SPECIAL MEETING OF
SHAREHOLDERS TO BE HELD ON MONDAY, JUNE 22, 2009

The undersigned shareholder of Valcent Products Inc. (the “Corporation”) hereby nominates, constitutes and appoints F. George Orr, an officer and director of the Corporation, or failing him, Gerry Jardine, a director of the Corporation, or in the place and stead of the foregoing  ______________________________________ the true and lawful attorney and proxy of the undersigned to attend, act and vote in respect of all common shares of the Corporation (“Common Shares”) held by the undersigned at the special meeting of the shareholders of the Corporation (the "Shareholders") to be held on June 22, 2009 (the "Meeting"), and at any adjournment thereof.

Transfer Online is the Transfer Agent handling the Proxy ballot for the Meeting. All Shareholders have two voting options:

1. VOTE BY MAIL:  Mark, sign and date your proxy card and return it in the postage paid envelope we have provided or return it to:  Transfer Online, 317 S.W. Alder Street, 2nd Floor, Portland, OR 97204.

2. VOTE BY INTERNET:  Go online at www.transferonline.com/proxy  and cast your ballot electronically.

The Proxy ID is: [ 232 ]
Your Authorization Code is: [   ]

Instructions for voting electronically:
1.	Go to www.transferonline.com/proxy
2.	Enter the Proxy ID and your Authorization Code
3.	Press Continue
4.	Make your selections
5.	Press Vote Now

The undersigned hereby instructs the said proxy to vote the Common Shares represented by this Instrument of Proxy in the following manner:

1.	TO VOTE FOR[ ]OR AGAINST[ ]

The approval by special resolution of a reduction in the stated capital of common shares of the Corporation.

2.	TO VOTE FOR[ ]OR AGAINST[ ]

The approval by special resolution that the number of issued and outstanding Common Shares be changed by consolidating the issued and outstanding Common Shares on the basis of every 18 Common Shares outstanding before the consolidation shall be consolidated into one (1) Common Share after the consolidation; provided that, if as a result of such consolidation, a holder of Common Shares of the Corporation is entitled to receive a fraction of a Common Share, then in respect of such fraction, the holder shall be entitled to receive that number of Common Shares equal to the nearest whole number of Common Shares to be issued, with a fraction of one-half rounded up. In calculating fractional interests, all Common Shares registered in the name of or beneficially held by such Shareholder or its nominees shall be aggregated.

3.	To vote in the discretion of the proxy nominee on any amendments to or variations of matters identified in the notice of meeting and on any other matters which may properly come before the Meeting.

DATED this ___________ day of __________________________, 2009.

This proxy is solicited on behalf of the Management of the Corporation and will be voted as directed in the space provided above or, if no direction is given, it will be voted FOR each resolution. The persons named in this Proxy are officers and/or directors of the Corporation. Each Shareholder has the right to appoint a person, who need not be a Shareholder, to attend and to act for him and on his behalf at the Meeting, other than the persons designated above. To exercise such rights, the names of the persons designated by Management to act should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

_________________________________________
(Signature of Shareholder)

_________________________________________(Name of Shareholder - Please Print)

Number of Common Shares represented by this proxy:	_________________________________________

All Common Shares represented at the Meeting by properly executed proxies will be voted and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specifications. IN THE ABSENCE OF ANY SUCH SPECIFICATIONS, THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, WILL VOTE IN FAVOUR OF ALL THE MATTERS SET OUT HEREIN.

If the Shareholder is a corporation, the Instrument of Proxy must be under its corporate seal or under the hand of an officer duly authorized in that behalf.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Transfer Online, Inc., 371 SW Alder Street, 2nd Floor, Portland, Oregon, USA, 97204 not less than 48 hours, excluding Saturdays and holidays, preceding the Meeting or any adjournment of the Meeting or delivered to the Chairman of the Meeting prior to the commencement of the meeting or any adjournment(s) thereof.

A blank space has been provided to date the Instrument of Proxy.  If the Instrument of Proxy is undated, it will be deemed to bear the date on which it is mailed by the person making the solicitation.

A SHAREHOLDER HAS THE RIGHT TO DESIGNATE A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION) OTHER THAN F. GEORGE ORR AND GERRY JARDINE, THE MANAGEMENT DESIGNEES, TO ATTEND AND ACT FOR HIM OR HER AT THE MEETING.  SUCH RIGHT MAY BE EXERCISED BY INSERTING IN THE BLANK SPACE PROVIDED ABOVE, THE NAME OF THE PERSON TO BE DESIGNATED AND DELETING THEREFROM, THE NAMES OF THE MANAGEMENT DESIGNEES, OR BY COMPLETION OF ANOTHER PROPER INSTRUMENT OF PROXY.